July 19, 2007

Mail Stop 4561

Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880

Re: Franklin Street Properties Corp.
       Form 10-K for the year ended December 31, 2006
       Filed February 23, 2007
       File No. 1-32470

Dear Mr. Demeritt:

       We have completed our review of your Form 10-K and related filings and do not,
at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief